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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

COMPASS DIVERSIFIED TRUST
(Name of Issuer)
SHARES(1)
(Title of Class of Securities)
20451Q104
(CUSIP Number)
LINDSEY CANCINO
COMPASS GROUP INVESTMENTS, INC., BAYSIDE EXECUTIVE PARK,
WEST BAY STREET & BLAKE ROAD, NASSAU, BAHAMAS
TELEPHONE NUMBER (242) 502-8890
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
JULY 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Each Share represents one undivided interest in the property of the Compass Diversified Trust (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	20451Q104

1	NAMES OF REPORTING PERSONS: Compass Group Investments, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Commonwealth of the Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,350,000(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

7,350,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,350,000(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(2) See item 5.

ITEM 1. SECURITY AND ISSUER
There are no amendments to Item 1.
ITEM 2. IDENTITY AND BACKGROUND
There are no amendments to Item 2.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended and supplemented by adding the following to the end of said Item 3:
On July 31, 2006, CGI and Compass Medical Mattresses Partners, L.P. (“Seller”), a wholly-owned, indirect subsidiary of CGI, entered into a Stock and Note Purchase Agreement with Compass Group Diversified Holdings LLC (the “Company”), which is wholly-owned by the Trust, pursuant to which the Company purchased from Seller approximately 47.3% of the outstanding capital stock, on a fully-diluted basis, of Anodyne Medical Device, Inc. (“Anodyne”) and all of the outstanding debt under Anodyne’s credit facility. The Company paid an aggregate of approximately $25.1 million for the Anodyne stock and debt, which purchase price was comprised of 950,000 shares of newly issued shares in the Trust and approximately $12.0 million in cash. Additional information about the transactions is more fully set forth in the Current Report on Form 8-K filed by the issuer on August 1, 2006 (File No. 000-51938).
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended and supplemented by adding the following to the end of said Item 4:
The purpose of the transaction set forth in Item 3 was the disposition of CGI’s investment in Anodyne, and the purpose of the acceptance of the securities of the issuer as purchase consideration was for investment.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is amended and restated in its entirety as follows:
CGI Diversified Holdings, LP is the record holder of the 7,350,000 shares of the Trust representing approximately 35.9% of the total shares of the Trust outstanding as of July 31, 2006. CGI Diversified Holdings, LP is controlled by Navco Management, Inc., its general partner; as a result, Navco Management, Inc. may be deemed to beneficially own the shares held by CGI Diversified Holdings, LP. CGI is the sole limited partner of CGI Diversified Holdings, LP; as a result, CGI may be deemed to beneficially own the shares held by CGI Diversified Holdings, L.P. Arthur Coady is a director of Navco Management, Inc.; as a result, Arthur Coady may be deemed to beneficially own the shares held by CGI Diversified Holdings, L.P. Each of these entities (other than CGI) and Arthur Coady disclaim beneficial ownership of the shares held by CGI Diversified Holdings, L.P., except to the extent of such person’s pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is amended and supplemented by adding the following to the end of said Item 6:
CGI acquired 950,000 shares in the Trust pursuant to the Stock and Note Purchase Agreement dated July 31, 2006, as more fully described in Item 3 above.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended and supplemented by adding the following to the end of said Item 7:
The following document is filed as an exhibit and is incorporated herein by reference to the issuer’s Current Report on Form 8-K filed on August 1, 2006 (File No. 000-51938).
Exhibit Description
2.1 Stock and Note Purchase Agreement dated July 31, 2006 by and among Compass Group Investments, Inc., Compass Medical Mattresses Partners, L.P. and Compass Group Diversified Holdings LLC (Exhibit 2.1 to the Form 8-K).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 3, 2006

Compass Group Investments, Inc.

By:	/s/ Lindsey Cancino

Name: Lindsey Cancino Title: Director